Exhibit 99.5

FREQUENTLY ASKED QUESTIONS

1.	DO I NEED TO SELL MY AIM-QUOTED ORDINARY SHARES OR MUST I DEPOSIT THEM FOR DELIVERY OF NASDAQ-LISTED ADSs?

Holders of Silence Ordinary Shares now have three options:

(a)	You may choose to deposit your Ordinary Shares for delivery of ADSs tradeable on Nasdaq

If your investment is currently held in CREST and managed by a broker, your broker will be able to manage the deposit process for you in accordance with the process set out in Appendix A of this document. If you wish to deposit your Ordinary Shares for delivery of ADSs, you should contact your broker to initiate this process without delay. Please see question 6 below “My broker currently holds my Ordinary Shares within a CREST nominee account – how do I deposit my shares for delivery of ADSs?”.

If you hold your investment in certificated form and wish to deposit it for delivery of ADSs without engaging the services of a broker, you may hold ADSs on the books of the Company’s ADS depositary, The Bank of New York Mellon (“BNY Mellon”), in your name in registered uncertificated form. For details on how to deposit your Ordinary Shares, please see question 3 below “I hold my shares in certificated form and I want to deposit my Ordinary Shares for delivery of ADSs prior to the AIM Delisting but do not want to engage a broker at this time – how do I do this?”.

(b)	You may choose to continue to hold your Ordinary Shares

Ordinary Shares will continue to be a valid equity interest in the Company with full voting rights, rights to future dividends, etc., as currently enjoyed by holders of Ordinary Shares. However, following the AIM Delisting there will be no public market in the United Kingdom on which the Ordinary Shares can be traded. Please see question 8 below “Can I continue to hold Ordinary Shares after the AIM Delisting?”.

(c)	You may choose to sell your AIM-quoted Ordinary Shares prior to the AIM Delisting becoming effective

If you wish to maintain an equity interest in Silence, you could choose to reinvest in Silence by using the proceeds of the sale of your Ordinary Shares to buy Nasdaq-listed ADSs (Nasdaq ticker: SLN). Dealing and tax costs would likely apply to the AIM and/or Nasdaq transactions.

2.	I CURRENTLY HOLD MY ORDINARY SHARES IN THE FORM OF A PAPER CERTIFICATE - HOW DOES THE AIM DELISTING AFFECT ME?

Ordinary Shares in certificated form are not currently immediately tradeable as, in order to sell them, the share certificates need to be deposited with a broker and “dematerialised” so that they are held in electronic form in CREST, which is the electronic system for the holding of shares in uncertificated form and paperless settlement of share trades. Only when the Ordinary Shares have been converted into electronic form can they then be traded on AIM.

If you choose to retain your Ordinary Shares in certificated form but do not deposit them for delivery of ADSs prior to the AIM Delisting, in order to sell them following AIM Delisting, you will need to use a broker with UK and US capabilities to firstly dematerialise your UK share certificate into CREST and thereafter to liaise with the Company’s depositary, BNY Mellon, to issue the respective ADSs for your broker to sell on your behalf. Your broker will need to contact BNY Mellon in order for your Ordinary Shares to be deposited for delivery of ADSs and credited to the account held by your broker. Upon receiving instructions to do so, your broker would then trade your ADSs via Nasdaq and would remit the proceeds to your personal account. Please also see question 8 below “Can I continue to hold Ordinary Shares after the AIM Delisting?”. Please note that a deposit of Ordinary Shares for delivery of ADSs following the AIM Delisting becoming effective will incur a UK stamp duty, or stamp duty reserve tax (“SDRT”), charge (the rate of which is currently 1.5 per cent. of the market value of the shares deposited), although in all cases professional advice should be sought as to the applicable tax treatment.

3.	I HOLD MY SHARES IN CERTIFICATED FORM AND I WANT TO DEPOSIT MY ORDINARY SHARES FOR DELIVERY OF ADSs PRIOR TO THE AIM DELISTING BUT DO NOT WANT TO ENGAGE A BROKER AT THIS TIME – HOW DO I DO THIS?

If your investment is currently held in certificated form outside of CREST, the Company’s Receiving Agent, Link Group, will facilitate a block transfer process, on behalf of the Company, for those shareholders who do not already hold their Ordinary Shares via a broker and who may wish to participate in a managed deposit process. This process is only available prior to the AIM Delisting to holders of Ordinary Shares in certificated form. Subject to the requisite paperwork being returned to Link Group by the required deadline, being 1.00 p.m. on 3 November 2021, Link Group, will arrange for the relevant Ordinary Shares to be transferred into CREST and then deposit the Ordinary Shares with BNY Mellon, who will then arrange for the delivery of ADSs to an account held in the name of the relevant shareholder on the books of the depositary, in registered uncertificated form. Holders of Ordinary Shares in certificated form will be sent a personalised block transfer participation request form, an example of which is set out in Appendix B. If a shareholder wishes to participate in this managed deposit process, they should complete the form and return it to Link Group in accordance with the instructions set out in the form, so as to be received by Link Group by no later than 1.00 p.m. on 3 November 2021. Further block transfer participation request forms (which are not personalised) are available on the Company’s website at www.silence-therapeutics.com, or can be requested from Link Group by calling 0371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales. Completed transfer forms and original share certificates may be returned to Link Group, for UK shareholders only, by using the pre-paid envelope sent to you. Both UK shareholders and non-UK shareholders may prefer to return transfer forms and original share certificates using registered post.

If the Resolutions are not passed at the General Meeting, all documents provided to Link Group and/or BNY Mellon in relation to the deposit of Ordinary Shares for delivery of ADSs shall be of no effect and all original share certificates will be returned to shareholders by Link Group.

Shareholders who hold their Ordinary Shares in certificated form and who do not elect to participate in this block transfer process may utilise the services of a broker to facilitate the deposit.

Following the deposit of Ordinary Shares for delivery of ADSs in registered uncertificated form, note that all registered holders will be subject to US stock transfer procedures and guidelines. Holders should consult with a broker to determine applicable stock transfer requirements in relation to future transfers of ADSs. These requirements may include a medallion signature guarantee to effect certain transfers. Further details on medallion signature guarantees may be found at www.investor.gov/introduction-investing/investing-basics/glossary/medallion-signature-guarantees-preventing.

4.	I HAVE ALREADY INITIATED THE DEMATERIALISATION OF MY UK SHARE CERTIFICATE INTO CREST IN ORDER TO DEPOSIT MY ORDINARY SHARES FOR DELIVERY OF ADSs – WHAT SHOULD I DO?

In order to participate in the block transfer process being facilitated by Link Group, you will need to return your original share certificate with your block transfer participation request form. Accordingly, if you have already returned your share certificate in order to dematerialise it into CREST, you will not be able to participate in the block transfer process. In these circumstances, you should continue with the dematerialisation process and contact your broker to ensure that this and the delivery of ADSs is completed before the AIM Delisting.

5.	I CURRENTLY HOLD MY ORDINARY SHARES IN UNCERTFICATED/ELECTRONIC FORM IN CREST – HOW DOES THE AIM DELISTING AFFECT ME?

If your investment is currently held in electronic form in CREST and managed by a broker, your broker will be able to manage the deposit process for you in accordance with the process set out in Appendix A of this document.

If your Ordinary Shares are currently held in electronic form in CREST and you do not deposit them for delivery of ADSs before the AIM Delisting, your Ordinary Shares will continue to be held in your CREST account, but in unquoted form. Following the AIM Delisting, you will not be able to publicly trade any of your Ordinary Shares on any listed exchange in CREST as the Company will have cancelled its admission to trading on AIM. Please see question 8 below “Can I continue to hold Ordinary Shares after the AIM Delisting?”. Deposits of Ordinary Shares for delivery of ADSs following the AIM Delisting becoming effective will incur a UK stamp duty, or SDRT, charge (the rate of which is currently 1.5 per cent. of the market value of the shares deposited), although in all cases professional advice should be sought as to the applicable tax treatment.

6.	MY BROKER CURRENTLY HOLDS MY ORDINARY SHARES WITHIN A CREST NOMINEE ACCOUNT – HOW DO I DEPOSIT MY SHARES FOR DELIVERY OF ADSs?

Many UK brokers have the ability to hold and trade Nasdaq-listed securities. In order to continue holding a form of security in the Company that is readily tradeable, you should contact your broker without delay to request that Ordinary Shares are deposited for delivery of ADSs by following the process set out on Appendix A of this document. Your broker will provide the Company’s depositary, BNY Mellon, with certain details by email in relation to the deposit and will then transmit your Ordinary Shares electronically to BNY Mellon’s UK custodian’s CREST account.

7.	HOW DOES THE PRICE OF NASDAQ-LISTED ADSs COMPARE TO THE PRICE OF ORDINARY SHARES ON AIM?

Silence currently maintains a listing of ADSs on the Global Market tier of the Nasdaq Stock Market. Each ADS is a financial instrument that represents three Ordinary Shares. The price of each ADS is expressed in US dollars and should approximate the value of the three Ordinary Shares that it represents on a currency adjusted basis. Currently, the price of an Ordinary Share on AIM can be compared to the price of Silence’s Nasdaq-listed ADSs by dividing the ADS price by three and then dividing by the US dollar to pounds sterling exchange rate to calculate the equivalent sterling denominated price per Ordinary Share.

As part of the AIM Delisting, holders of Ordinary Shares may deposit such Ordinary Shares for delivery of ADSs (see question 1 “Do I need to sell my AIM-quoted Ordinary Shares or must I deposit them for delivery of Nasdaq listed ADSs?” above). Once Ordinary Shares are deposited and the ADSs subsequently delivered, the investment will be US dollar denominated instead of pounds sterling denominated. This means that when valued in pounds sterling, its value will fluctuate on a day-to-day basis in line with movements in £:US$ exchange rate.

Once the AIM Delisting takes effect on 30 November 2021, there will no longer be a published price for an individual Ordinary Share. It will, however, always be possible to calculate the value of an individual Ordinary Share in pounds sterling by taking the Nasdaq ADS market price, dividing by three and dividing by the US dollar to pounds sterling exchange rate. The Nasdaq ADS price is, and will continue to be, available via Silence’s website at www.silence-therapeutics.com or may otherwise be found online on a broad range of financial websites.

8.	CAN I CONTINUE TO HOLD ORDINARY SHARES AFTER THE AIM DELISTING?

Should you wish to do so, it will be possible to continue to hold Ordinary Shares after the AIM Delisting. However, shareholders should be aware that the Ordinary Shares will not be admitted to trading on any public market in the United Kingdom and the Ordinary Shares will not be tradeable on Nasdaq in this form.

Should you wish to sell your Ordinary Shares following the AIM Delisting becoming effective, you will likely be required first to deposit such Ordinary Shares for delivery of ADSs via the Company’s depositary bank, BNY Mellon, and any sale of the resulting ADSs will likely need to be via a broker with US share trading capability. Please note that a deposit of Ordinary Shares for delivery of ADSs following the AIM Delisting becoming effective will incur a UK stamp duty, or SDRT, charge (the rate of which is currently 1.5 per cent. of the market value of the shares deposited), although in all cases professional advice should be sought as to the applicable tax treatment.

9.	I ALREADY HOLD ADSs – AM I AFFECTED BY THE AIM DELISTING?

The Nasdaq-listed ADSs will continue to trade as normal. Existing holders of ADSs not also holding Ordinary Shares do not need to take any action in connection with the AIM Delisting.

10.	HOW DO I BUY AND SELL NASDAQ LISTED ADSs?

The majority of brokers in the UK have the capability to hold US exchange-listed securities and are capable of buying and selling them for you. A small depositary services fee (“DSF”) currently up to US$0.05 per ADS per annum, is levied by the Company’s depositary bank, BNY Mellon, and brokers may also charge an annual fee for holding a US security on your behalf.

Should you wish to increase your holding in the Company, you should be able to purchase further ADSs via your broker. You will need to instruct your broker to purchase Silence ADSs (Nasdaq ticker: SLN).

If you wish to continue to hold your investment in the Company directly, without engaging the services of a broker, you may hold ADSs in your name on the books of the Company’s depositary, in registered uncertificated form. If a shareholder wishes to receive ADSs without engaging the services of a broker, please see question 3 above “I hold my Ordinary Shares in certificated form and I want to deposit my Ordinary Shares for delivery of ADSs prior to the AIM Delisting but do not want to engage a broker at this time – how do I do this?”.

11.	IS THERE A COST TO DEPOSIT MY ORDINARY SHARES AND HOLD MY SILENCE INVESTMENT IN THE FORM OF ADSs?

Ordinarily, shareholders who deposit their Ordinary Shares for delivery of ADSs are charged an ADS issuance fee, by the depositary, of up to $5.00 per 100 ADSs or portion thereof. However, no ADS issuance fees will be charged to shareholders who elect to deposit their Ordinary Shares in connection with the AIM Delisting whether prior, on, or subsequent to 30 November 2021 (being the date on which the AIM Delisting takes effect), except that the Depositary has not agreed to waive that fee with respect to more than 81,831,467 Ordinary Shares, which is the number of Ordinary Shares that were in issue but not represented by ADSs on 15 October 2021 and has not agreed to waive fees on any deposit made by the Company.

Otherwise than in connection with the AIM Delisting, ADS issuance fees of up to $5.00 per 100 ADSs or portion thereof will be charged by the depositary in connection with any future deposits of Ordinary Shares.

The DSF, currently up to US$0.05 per ADS, is levied to ADS holders by BNY Mellon annually. This is typically paid and charged to your account by your broker. All ADS holders are required to pay the annual DSF.

Any questions regarding fees can be directed to drsettlements@bnymellon.com.

12.	HOW WILL THE AIM DELISTING AFFECT THE TAX TREATMENT OF SILENCE’S ORDINARY SHARES?

Silence is not able to provide shareholders with any form of taxation advice and shareholders are strongly advised to seek their own professional advice in order to ascertain the consequences for them of continuing to hold Ordinary Shares following the AIM Delisting becoming effective or depositing Ordinary Shares for delivery of ADSs.

The Company’s understanding of the current position for individuals who are UK resident and UK domiciled under UK taxation law is as follows but it should be noted that the Company has not taken steps to confirm the current position with HMRC. Therefore, the following should not be relied upon by shareholders without taking further advice (and the Company accepts no liability whatsoever in respect of any tax information provided).

The AIM Delisting should not prevent the Ordinary Shares from qualifying as unlisted/unquoted securities for the purposes of certain specific UK tax rules (notably, the UK inheritance tax business property relief rules). Accordingly, it is expected that HMRC should accept that those shareholders who elect to continue to hold unlisted Ordinary Shares should continue to be regarded as holding unlisted/unquoted securities under those same rules.

Under HMRC’s stated practice those shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs should not be considered as disposing of the Ordinary Shares for UK capital gains tax purposes when transferring the shares to the Company’s ADS depositary, BNY Mellon, in exchange for issue of ADSs on the basis that the shareholder retains beneficial ownership of the Ordinary Shares.

Shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting should not incur a stamp duty, or SDRT, charge. It is expected that shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs following the AIM Delisting will incur a stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited.

It is strongly recommended that shareholders obtain appropriate professional advice in respect of these and other taxes.

13.	WILL THE AIM DELISTING AFFECT MY RIGHTS AS A SHAREHOLDER?

As a company incorporated in England and Wales, Silence will continue to be subject to the requirements of the Companies Act 2006.

Following the AIM Delisting taking effect, the Company will no longer be subject to the AIM Rules for Companies published by London Stock Exchange plc or be required to retain the services of an independent nominated adviser. The Company will also no longer be subject to the QCA Corporate Governance Code. In addition, the Company will no longer be required to comply with the continuing obligations set out in the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules (“DTRs”) or, provided the Company’s securities remain outside the scope of the regulation, the EU Market Abuse Regulation (Regulation (EU) No.596/2014) which forms part of domestic law in the United Kingdom pursuant to the European Union (Withdrawal) Act 2018 (as Nasdaq is not an in-scope exchange for the purposes of such legislation). In addition, the Company will no longer be subject to the provisions of the DTRs relating to the disclosure of changes in significant shareholdings in Silence. The Company intends to continue to comply with all regulatory requirements for the Nasdaq listing of its ADSs, including all applicable rules and regulations of the US Securities and Exchange Commission.

Shareholders who continue to hold Ordinary Shares will continue to be notified in writing of the availability of key documents on our website, including publication of Annual Reports and Annual General Meeting documentation. Holders of ADSs will be able to continue to access all such information via the Silence website. Holders of Ordinary Shares and ADSs will both be eligible to receive any future dividends that may be declared.

Following the AIM Delisting taking effect, as the Company will remain a public limited company incorporated in England and Wales but its securities will not be admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a stock exchange in the Channel Islands or the Isle of Man), the City Code on Takeovers and Mergers (the “City Code”) will only apply to the Company if it is considered by the Panel on Takeovers and Mergers (the “Panel”) to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the City Code may be different from the way in which it is applied by the United Kingdom tax authorities, HMRC. Under the City Code, the Panel looks to where the majority of the directors of the Company are resident, amongst other factors, for the purposes of determining where the Company has its place of central management and control.

The Panel has confirmed to the Company that following the AIM Delisting, based on the current composition of the Board, the City Code will continue to apply to the Company. However, the City Code could cease to apply to the Company in the future if any changes to the Board composition result in the majority of the Directors not being resident in the United Kingdom, Channel Islands and Isle of Man. Please refer to paragraph five of the Letter from the Chairman of Silence Therapeutics plc and Appendix A of the shareholder circular for more information.

14.	I CURRENTLY HOLD MY ORDINARY SHARES IN AN ISA – CAN I CONTINUE TO DO SO?

Although the AIM Delisting does not directly impact on the ability of a UK shareholder to retain their holding of Ordinary Shares, we understand that some UK ISA operators, particularly those that involve an online share trading account, may insist that the shares held in the ISA must be publicly quoted and may only allow trading in UK companies via low-cost online trading facilities.

Please ask your ISA provider as soon as possible to confirm whether they will allow you to continue to hold your Ordinary Shares or whether they are able to deposit such Ordinary Shares for delivery of Nasdaq-listed ADSs to hold on your behalf. If they do not allow you to continue to hold Ordinary Shares and cannot deposit the Ordinary Shares for delivery of ADSs to hold on your behalf, you should consult an appropriate professional adviser without delay.

15.	I CURRENTLY HOLD MY ORDINARY SHARES IN A SELF-INVESTED PERSONAL PENSION “SIPP” – CAN I CONTINUE TO DO SO?

Although the AIM Delisting does not impact on the ability of a UK shareholder to retain their holding of Ordinary Shares, we understand that some SIPP scheme administrators, particularly those that involve an online share trading account, may insist that the shares held in an individual’s SIPP must be publicly quoted and sometimes only allow trading in UK companies online.

Please ask your SIPP provider as soon as possible to confirm whether they will allow you to continue to hold your Ordinary Shares or whether they are able to deposit your holding of Ordinary Shares for delivery of ADSs and continue to hold such ADSs on your behalf. If they do not allow you to continue to hold Ordinary Shares and cannot deposit the Ordinary Shares for delivery of ADSs on your behalf, you should consult an appropriate professional adviser without delay.

16.	I HAVE LOST MY ORIGINAL ORDINARY SHARE CERTIFICATE – HOW DO I GET ANOTHER ONE IN ORDER TO PROGRESS THE DEPOSIT OF MY ORDINARY SHARES FOR DELIVERY OF ADSs?

Replacement share certificates are available from Silence’s registrar, Link Group. Please contact Link Group without delay on 0371 664 0300 or by email to shareholderenquiries@linkgroup.co.uk. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.

Link Group will be able to provide you with a replacement share certificate for your Ordinary Shares, although there may be a fee for this. Certain proof of ownership/identification will be required by Link Group prior to issuance of replacement certificates.

Please note that you will not be able to transfer your certificated shares via Link Group without an original share certificate being received by Link Group with your duly completed block transfer participation request form in Appendix B before the required deadline, being 1.00 p.m. on 3 November 2021.

17.	I HAVE FURTHER QUESTIONS THAT ARE NOT DEALT WITH SUFFICIENTLY HERE – WHERE CAN I FIND FURTHER INFORMATION?

If you hold your Ordinary Shares via a broker, please discuss with your broker in the first instance.

In respect of any queries regarding completion of the block transfer participation request form, a shareholder assistance advice line is being operated by the Company’s Receiving Agent, Link Group, which can be accessed by all shareholders on 0371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK. will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales.

In respect of any queries regarding the deposit of Ordinary Shares for delivery of ADSs, please contact the Company’s depositary, BNY Mellon, on 00353 1 900 3467. Calls are charged at the applicable international rate and will vary by provider. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in Ireland.

18.	WHAT IF I AM AN “AFFILIATE” UNDER U.S. SECURITIES LAWS (I.E., A DIRECTOR, EXECUTIVE OFFICER OR BENEFICIAL OWNER OF 10% OR MORE OF THE OUTSTANDING EQUITY OF THE COMPANY)?

If you are a director, executive officer or beneficial owner of 10% or more of the outstanding equity of the Company, please contact the Company directly for instructions on how to proceed should you wish to deposit your Ordinary Shares for delivery of ADSs.

APPENDIX A

PART A

ISSUANCE PROCESS

1)

Please deposit the underlying ordinary shares of Silence Therapeutics plc with BNY Mellon’s local custodian, The Bank of New York Mellon (LOND), BIC IRVTGB2X and safekeeping account: 144029. Contact village is: crest.settlements@bnymellon.com, tel +44-161-687-4940.

2)	Please instruct your local agent to provide the following information to our local custodian (LOND):

a.	Security Name

b.	Local ISIN

c.	Number of Shares

d.	Trade Date

e.	Settlement Date

f.	DTC account number and sub-account, if any, where the ADSs will be delivered.

3)	Once LOND receive the shares in good order, they will confirm to BNY Mellon DRs via SWIFT of the deposit and where to deliver the ADSs to the corresponding DTC account as provided.

4)

Upon receipt of the SWIFT confirmation from LOND, BNY Mellon DR, DTC 2504, will deliver the Silence ADSs to the DTC participant as instructed by the SWIFT confirmation of LOND with the Trade Date and Settlement Date being the date BNY Mellon received the SWIFT confirmation.

5)	Please have the free receive instruction in place in DTC to accept and match BNY Mellon free delivery from DTC 2504.

6)	Please note BNY Mellon’s CREST # BO011.

PART B

UK ADR CREATION FORM – SDRT CERTIFICATION

Fax

ADR CREATION INSTRUCTION

ADR OPERATIONS THE BANK OF NEW YORK MELLON

TO:	ONE PICCADILLY GARDENS MANCHESTER M1 1RN	FROM:

CO:

TEL:

FAX:	(0207) 964 4060	FAX:

Email:	<crest.settlements@bnymellon.com>

ISSUANCE DETAILS

CREST REF.:	CREST PARTICIPANT:
STOCK:	ISIN:
QUANTITY:	NOMINAL ADR(S):
TRADE DATE:	SETTLEMENT DATE:
DTC:	A/C:

SDRT INPUT:              ☐

INDEMNITY CLAUSE

We shall indemnify and keep indemnified and hold harmless BNY Mellon (the Bank) (on an after tax basis) against and from any and all claims, actions, demands, liabilities, losses, damages, costs and expenses (including reasonable legal fees and disbursements), penalties and taxes incurred by the Bank or to which the Bank may become subject to and arising directly or indirectly from our fraud or the failure by us (or where relevant, any person)to pay (or discharge) any Stamp Duty, Stamp Duty Reserve Tax, or any other similar duty or tax charged or levied in connection with the following securities deposited with the Bank.

The undersigned hereby confirms that they are not a director, executive officer or beneficial owner of 10% or more of the outstanding equity of Silence Therapeutics plc.

AUTHORISED SIGNATURE(S)

NAME	SIGNATURE	DATE

APPENDIX B

BLOCK TRANSFER PARTICIPANT REQUEST FORM

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to any aspect of the proposals referred to in this document, please take advice from a stockbroker, soilc1tor, accountant or other Independent protesstonal adv1ser. If you have sold or otherwise transferred all of your shares, please send this document, together with the enclosed documents, at once to the purchaser or transferee, or to the stockbroker. bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. TRANSFER FORM SILENCE THERAPEUTICS PLC (Incorporated and registered in England and Wales under number 02992058) Block Transfer Participation Request Form for shareholders who hold their Ordinary Shares in the capital of Silence Therapeutics pic in certificated form and who wish to deposit them for delivery of ADSs listed on Nasdaq IF YOU DO NOT WISH TO DEPOSIT YOUR ORDINARY SHARES FOR DELIVERY OF AMERICAN DEPOSITARY SHARES (ADSs), OR HOLD YOUR ORDINARY SHARES IN CERTIFICATED FORM AND HAVE INITIATED THE DEMATERIALISATION PROCESS, DO NOT COMPLETE AND RETURN THIS TRANSFER FORM If you hold Ordinary Shares in certificated form (that is, not in CREST) and you want to deposit your Ordinary Shares for delivery of ADSs prior to the AIM Delisting but do not want to engage a broker, you should complete and sign this Transfer Form in accordance with the instructions set out on page 2 of this Transfer Form and then send this Transfer Form, together with your original share certificate(s) in respect of the Ordinary Shares tendered, by post in the accompanying prepaid envelope (for use in the UK only), or for UK and non-UK shareholders who prefer, by using registered post, to Link Group, Corporate Actions, 10’” Floor, Central Square, 29 Wellington Street, Leeds, LS1 4DL, so as to be received by Link Group as soon as possible but, in any event, by no later than 1.00 p.m. on 3 November 2021. Additional information regarding the completion of this Transfer Form is provided on page 2 of this Transfer Form. This Transfer Form, once lodged, will be irrevocable. If you have lost your share certifocate(s) or it is not readily available, you will need to obtain a replacement from Link Group, per the notes given on page 4 of this Transfer Form and once you receive your original share certificate send it with your completed Transfer Form, as soon as possible thereafter and in any event so as to be received by Link Group by no later than 1.00 p.m. on 3 November 2021. If your completed, signed Transfer Form and original share certificate(s) are not received by the above deadline by Link Group or there are any issues with your Transfer Form or share certificates that are not resolved before the above deadline, then your Ordinary Shares will not be able to be transferred via Link Group for delivery of ADSs and will instead remain as Ordinary Shares in certificated form. If you or your broker hold your Ordinary Shares in uncertificated form (that is, in CREST), you should not complete this Transfer Form and your broker or CREST sponsor should contact The Bank of New York Mellon via email at: Olena.Smirnova@BNYMellon.com (cc: drsettlements@BNYMellon.com) to initiate the deposit process. If you hold Ordinary Shares in both certificated and uncertificated form, you should complete this Transfer Form in respect of your holding in certificated form only and tender your Ordinary Shares held in uncertificated form, as described above. If you hold Ordinary Shares in certificated form under different designations, you should complete a separate Transfer Form for each different designation. You can obtain further Transfer Forms from the Company’s website at www.silence-therapeutics.com, or from Link Group by calling 0371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the U.K. will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales. Please read carefully this Transfer Form, the letter from the Chairman of Silence Therapeutics pic dated 15 October 2021 and the FAQs on the Company’s website at wwwsilence-therapeutics.com, the terms of each of which are incorporated in and form part of this Transfer Form. If you have any questions on how to complete this Transfer Form. please telephone Link Group on 0371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9.00 a.m. to 5.30 p.m., Monday to Friday excluding public holidays in England and Wales. Please note that Link Group cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.

Page 2 HOW TO COMPLETE THIS FORM [}KJ REGISTERED SHAREHOLDER($) DETAILS If the name and/or address shown in Box 1A on your Transfer Form are tncorrect. please insert the correct details in BLOCK CAPITALS in Box 6. Any changes to a name must be supported by appropriate documentation. It no name or address is shown in Box 1A on your Transfer Form. please insert in BLOCK CAPITALS the full name(sl and regl•tered address(es) of the shareholder(s) to which this Transfer Form relates as detailed on your original share certificate. Unless you complete Box 6. the address shown in Box 1A is the address to which any balance certificate ex any other documents wia be sent. ~REGISTERED HOLDING OF ORDINARY SHARES Your registered Mlding of Ordinary Shares as at close of cusmess on 13 Octocer 2021 is set out in Box 16 (this is lor information purposes only). rn DAYTIME TELEPHONE NUMBER AND EMAIL ADDRESS Insert in Box 2 your daytime telephone number. Including the lull dialing oode. as well as a valid email address in case of queries relating to the completion of your Transfer Form. f?lTO TRANSFER YOUR CERTIFICATED ORDINARY SHARES INTO AMERICAN DEPOSITORY SHARES ~Insert In Box 3the number or Ordinary Shares in respect of which you wish to deposit for deliVery of ADSs. This must be a multiple or three Ordinary Shares. Should you enter an amount of Ordinary Shares that does not equally div1de Cy three < your hOlding. the amount wtll be rounded down. The balance of any amount that is nol equal to three Ordinary Shares w111 be issued in the form of a balance certificate to your registered address. Unless you elect to donate such shares to ShareGin as set out in Box 4 on your Transfer Form, any remaining Ordinary Shares will continue to be valid enforceable shares in Siience Therapeutics pic and shall remain on the Company shllrehokler register, r~slered in your name. 1r you do not elect to donate your remaining Ordinart Shares to ShareGift. you will be issued will e posted to your registered address by rn RESIDUAL SHARES To donate your residual shares 10 ShareGift, please tick box. 4A To retain your residual shares and request a balancing share certificate from Link Group, please tick oox 4a If your <lrall numcer of Ord•nary Shares is equally divisible by three. then you do not need to tick ehhe< of the coxes. I~ however. your overall number or Ordinary Shares is not equally divisible by three and you are left Wllh a residual balance. you W1• need to select one or the two ooxes. Should you have a residual balance or Ordinary Shares alter U18 transfer of your shares to Link Group and you have not ticked either box. or you tick both boxes in error and 1t is nol clear what your preference is, vou will then be issued wilh a balance share certificate lor your remaining Ordinary Shares. which will be posted to your registered address within 10 Business Days or your Ordinary Sbares being transferred to Link Group. I SA IEXECUTION    BY INDIVIDUALS You must sign in Box 5A in the presence of an independent witness. who must also sign where 1ndicated, adding his or her name and address. In the case or a joint holding. all ;oint hokfers mtJst sign and each of their signatures must be witnessed. Wrtnesses must be C~Ver 18 years or age and should not be one or the joint holders (if any) or othe Mise have any financial interest in lbe Ordinary Shares. The same person may w1tness the signature of one or mOfe of the joint holders. II your Transfer Form is signed Cy a person(s) who is/are not tile registered hold(s), insel’t the name(s) and the capacity (e.g, executor(s)) of the person(s) signing. You must deliver evidence of your authority in aooordance with the notes on page 4 of this Transkei’ Form. ~EJ(ECUTION BY A COMPANY A company may execute ey two d1rectors 0< ey a director and a secretary a director in the presence of an independent witness in accordance with its arlicles of association or other regulations and, where applicable. in accordance with section 44 of the Companies Act 2006. rn CHANGE OF NAME AND/OR ADDRESS DETAILS If the name and/or address in Box 1A has changed or ks incorrect, please complete Sox 6 with your new/correct name andJOf address. Please also refer to Note 7 on page 4 of this Transfer Form for details of other documents required to be sent with this Transfer Form.

Page 3

TRANSFER FORM INSTRUCTIONS AND FURTHER NOTES ARE SET OUT ON PAGE 4

PLEASE COMPLETE THIS FORM USING BLACK INK ONLY

INVESTOR CODE

1A Name(s) and address(es) of registered holder(s)

1B Your registered certificated holding of Ordinary Shares as at close of business on 13 October 2021 (for information purposes only)

2 Please enter a **daytime telephone number** (including STD code) and a **valid email address** where you can be reached in the event of a query arising from completion of this Transfer Form.

3 Insert in Box 3 the number of certificated Ordinary Shares which you wish to deposit for delivery of ADSs.
Each ADS represents three Ordinary Shares. The number of Ordinary Shares to be deposited must therefore be a multiple of three. Fractions of an ADS cannot be issued.

Please tick one of the boxes below in relation to any balance of Ordinary Shares remaining after completion of Box 3 or resulting from the number in Box 3 not being divisible by three.

4A I wish for my balance ordinary shares that is not divisible by three ("residual balance") to be transferred to the charity Share Gift with registered details: The Orr Mackintosh Foundation Limited, PO BOX 72253, London, SW1P 9LQ at nil consideration

4B I wish to receive a balance share certificate for my residual balance of Ordinary Shares

SIGN HERE TO ACCEPT THE OFFER TO PARTICIPATE IN THE BLOCK TRANSFER PROCESS

The undersigned hereby authorizes and instructs Link Group, as receiving agent, to transfer the Ordinary Shares described herein via CREST to BNY Nominees Limited, as nominee for The Bank of New York Mellon, as Depositary, for deposit in the ADS facility for Ordinary Shares and to instruct the Depositary to deliver the ADSs issuable in respect of that deposit to the undersigned at the address set out in this document.

The undersigned hereby confirms that they are not a director, executive officer or beneficial owner of 10% or more of the company's outstanding equity.

5A EXECUTION BY INDIVIDUALS

Executed and delivered as a deed by 1. First holder: Signature/Date	Witnessed by: 1. Signature of witness	1. Name and address of witness
2. Joint holder: Signature/Date	2. Signature of witness	2. Name and address of witness
3. Joint holder: Signature/Date	3. Signature of witness	3. Name and address of witness
4. Joint holder: Signature/Date	4. Signature of witness	4. Names and address of witness

5B EXECUTION BY A COMPANY

Executed and delivered as a deed by: Name of Company	Signature of Director	Name of Director
	Signature of second Director or Secretary or witness	Name of second Director or Secretary or witness Address of witness (if applicable)

NOTE: THE SIGNATURE OF EACH REGISTERED HOLDER SHOULD BE WITNESSED, AND THE WITNESS MUST ALSO SIGN AND PRINT HIS/HER NAME AND ADDRESS AS INDICATED.

6 CHANGE OF NAME AND/OR ADDRESS

NEW/CORRECT NAME AND/OR REGISTERED ADDRESS (TO BE WRITTEN IN BLOCK CAPITALS):

Page4 INSTRUCTIONS REGARDING THE COMPLETION AND LODGING OF THIS TRANSFER FORM All signatures by individual shareholders must be independently witnessed and each witness must complete his or her details and s1gn his or her name 1n ten place prov1ded 1n !lox oak of this 1ranster    ~torment to the s1gnature of the relevant shareholder. A company may execute by two directors or a director and a secretary or a director in the presence of an independent witness in accordance with its articles of association or other regulations. and, where applicable, in accordance with section 44 of the Companies Act 2006 in Box 58. II you do not wish to deposit your Ordinary Shares lor delivery or ADSs by participating in the managed block transfer process being facilitated by the Company’s Receiving Agent, Link Group, and the deposit process being facilitated by the Company’s depositary, The Bank of New York Mellon. you should not complete and retum this Transfer Form to link Group. The following suggestions are made to avoid delay and inconvenience. 1. If the person named in Box 1A is away from home (e.g. abroad or on holiday) or where a power of attorney has been granted Send this Transfer Form by the quickest means (such as air mail) to the holder lor execution. II he/she has executed a relevant power of attorney, have this Transfer Form signed by the attorney. In the latter case, the original power or attorney (or a duly certified copy thereof. as provided in the Powers of Attorney Act 1971) must be lodged with this Transfer Form lor noting. No other signatu res will be accepted. 2. If the only shareholder named in Box 1A has died If probate or letiers of administtation has/have been registered with the Company (or with the Company’s registtar. Link Group) this Transfer Form must be executed by the personal representative(s) of the deceased each in the presence of a witness. If probate or letters of administration has/have been granted, but have not been registered with the Company (or with the Company’s registrar, Link Group), the personal representative(s) should execute this Transfer Form and foiWard it to Link Group, Corporate Actions. 10th Floor, Central Square, 29 Wellington Street, Leeds. LS1 4DL, together with the original share certificate{s) and a copy of the probate or letters of administration as soon as possible thereafter and, in any event, so as to reach Link Group by no later than 1.00 p.m. on 3 November 2021. 3. If one or more of the joint holders named in Box 1A has died This Transfer Form is valid if executed by all the surviving holders and lodged with Link Group, Corporate Actions, 10th Floor, Central Square. 29 Wellington Street. Leeds, LS1 40L, accompanied by the share certificate(s) and the death certificate, probate or letters of administration of the deceased holder. so as to reach Link Group by no later than 1.00 p.m. on 3 November 2021 4. If your Ordinary Shares are in certificated form (that is, not in CREST) and the share certificate(s) is/are held by your stockbroker, bank or other agent If your share certificate(s) is/are held by your stockbroker, bank or other agent. you will need to obtain iVlhem first, as the original share certificate(s) must accompany the completed Transfer Form which is to be received by link Group, Corporate Actions, 10th Floor. Central Square, 29Wellington Street, Leeds, LS1 40L. so as to reach link Group by no later than 1.00 p.m. on 3 November 2021. Link Group are unable to process any completed Transfer Forms that do not have the original share certificate(s) with them. 5. If you hold your Ordinary Shares in certificated form (that is, not in CREST) and any of your certificates have been lost You will need to contact Link Group on 0371 664 0300” or via email shareholderenquiries@linkgroup.co.uk, in order to obtain a replacement share certificate lor your Ordinary Shares, although there may be a lee lor this. Certain proof of ownership lidentification will be required by link Group prior to issuance of replacement certificates. Once you receive your original share certificate, send it with your completed Transfer Form as soon as possible thereafter and in any event so as to be received by Link Group by no later than 1.00 p.m. on 3 November 2021, as you will not be able to transfer your certificated shares via Link Group, without an original share certificate being provided with your duly completed Transfer Form. ·calls are charged at the standard geographic rate and will very by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9.00 a.m.—5.00 p.m., Monday to Friday excluding public holidays in England and Wales. 6. If your Ordinary Shares are in CREST You should arrange for your broker to deposit your Ordinary Shares for delivery or AOSs via the Company’s depositary bank, The Bank of New York Mellon. You should not complete a Transfer Form in respect of any Ordinary Shares held in CREST. If you are a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor (i.e .. broker) will be able to act on your behalf with The Bank of New York Mellon, by sending the necessary form in Appendix A to the FAQs on the Company’s website at www.silence-therapeutics.com. 7. If your full name or other particulars are different from those appearing in Box 1A Incorrect name- complete and lodge this Transfer Form with the correct name in Box 6 and accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the certificate and the person who has executed this Transfer Form are one and the same. Incorrect address—write the correct address in Box 6 on this Transfer Form: or change of name—lodge your marriage certificate or the deed poll with this Transfer Form for noting. Toppan Merrill, London 21-29505-3 Toppan Merrill, London 21-29505-2